UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 2)*

APi Group Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00187Y 100

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Peter Martelli, P.C.

Joshua Korff, P.C.

David Perechocky

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Tel: (212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*

information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

1.	Names of Reporting Persons Juno Lower Holdings L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 12,504,371
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,504,371
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,504,371
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 4.8%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on 261,332,611 shares of Common Stock (as defined below) issued and outstanding as of February 28, 2024 (which gives effect to the issuance of 32,803,519 shares of Common Stock in connection with the Optional Conversion (as defined below) and 16,260,160 shares of Common Stock repurchased by the Issuer (as defined below) in connection with the Share Repurchase (as defined below)), as reported in the Issuer’s preliminary prospectus supplement filed with the SEC (as defined below) pursuant to Rule 424(b)(7) on February 28, 2024.

1.	Names of Reporting Persons Juno Holdings Manager L.L.C.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 12,504,371
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,504,371
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,504,371
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 4.8%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 261,332,611 shares of Common Stock issued and outstanding as of February 28, 2024 (which gives effect to the issuance of 32,803,519 shares of Common Stock in connection with the Optional Conversion and 16,260,160 shares of Common Stock repurchased by the Issuer in connection with the Share Repurchase), as reported in the Issuer’s preliminary prospectus supplement filed with the SEC pursuant to Rule 424(b)(7) on February 28, 2024.

1.	Names of Reporting Persons Blackstone Juno Holdings L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 12,504,371
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,504,371
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,504,371
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 4.8%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on 261,332,611 shares of Common Stock issued and outstanding as of February 28, 2024 (which gives effect to the issuance of 32,803,519 shares of Common Stock in connection with the Optional Conversion and 16,260,160 shares of Common Stock repurchased by the Issuer in connection with the Share Repurchase), as reported in the Issuer’s preliminary prospectus supplement filed with the SEC pursuant to Rule 424(b)(7) on February 28, 2024.

1.	Names of Reporting Persons FD Juno Holdings L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 155,932
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 155,932
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,932
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0.1%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on 261,332,611 shares of Common Stock issued and outstanding as of February 28, 2024 (which gives effect to the issuance of 32,803,519 shares of Common Stock in connection with the Optional Conversion and 16,260,160 shares of Common Stock repurchased by the Issuer in connection with the Share Repurchase), as reported in the Issuer’s preliminary prospectus supplement filed with the SEC pursuant to Rule 424(b)(7) on February 28, 2024.

1.	Names of Reporting Persons FD Juno Holdings Manager L.L.C.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 155,932
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 155,932
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,932
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0.1%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 261,332,611 shares of Common Stock issued and outstanding as of February 28, 2024 (which gives effect to the issuance of 32,803,519 shares of Common Stock in connection with the Optional Conversion and 16,260,160 shares of Common Stock repurchased by the Issuer in connection with the Share Repurchase), as reported in the Issuer’s preliminary prospectus supplement filed with the SEC pursuant to Rule 424(b)(7) on February 28, 2024.

1.	Names of Reporting Persons Blackstone Tactical Opportunities Fund – FD L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 155,932
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 155,932
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,932
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0.1%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on 261,332,611 shares of Common Stock issued and outstanding as of February 28, 2024 (which gives effect to the issuance of 32,803,519 shares of Common Stock in connection with the Optional Conversion and 16,260,160 shares of Common Stock repurchased by the Issuer in connection with the Share Repurchase), as reported in the Issuer’s preliminary prospectus supplement filed with the SEC pursuant to Rule 424(b)(7) on February 28, 2024.

1.	Names of Reporting Persons BTO Holdings Manager L.L.C.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 12,504,371
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,504,371
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,504,371
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 4.8%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 261,332,611 shares of Common Stock issued and outstanding as of February 28, 2024 (which gives effect to the issuance of 32,803,519 shares of Common Stock in connection with the Optional Conversion and 16,260,160 shares of Common Stock repurchased by the Issuer in connection with the Share Repurchase), as reported in the Issuer’s preliminary prospectus supplement filed with the SEC pursuant to Rule 424(b)(7) on February 28, 2024.

1.	Names of Reporting Persons Blackstone Tactical Opportunities Associates L.L.C.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 12,504,371
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,504,371
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,504,371
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 4.8%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 261,332,611 shares of Common Stock issued and outstanding as of February 28, 2024 (which gives effect to the issuance of 32,803,519 shares of Common Stock in connection with the Optional Conversion and 16,260,160 shares of Common Stock repurchased by the Issuer in connection with the Share Repurchase), as reported in the Issuer’s preliminary prospectus supplement filed with the SEC pursuant to Rule 424(b)(7) on February 28, 2024.

1.	Names of Reporting Persons BTOA L.L.C.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 12,504,371
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,504,371
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,504,371
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 4.8%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 261,332,611 shares of Common Stock issued and outstanding as of February 28, 2024 (which gives effect to the issuance of 32,803,519 shares of Common Stock in connection with the Optional Conversion and 16,260,160 shares of Common Stock repurchased by the Issuer in connection with the Share Repurchase), as reported in the Issuer’s preliminary prospectus supplement filed with the SEC pursuant to Rule 424(b)(7) on February 28, 2024.

1.	Names of Reporting Persons Blackstone Holdings III L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Quebec, Canada

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 12,504,371
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,504,371
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,504,371
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 4.8%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on 261,332,611 shares of Common Stock issued and outstanding as of February 28, 2024 (which gives effect to the issuance of 32,803,519 shares of Common Stock in connection with the Optional Conversion and 16,260,160 shares of Common Stock repurchased by the Issuer in connection with the Share Repurchase), as reported in the Issuer’s preliminary prospectus supplement filed with the SEC pursuant to Rule 424(b)(7) on February 28, 2024.

1.	Names of Reporting Persons Blackstone Holdings III GP L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 12,504,371
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,504,371
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,504,371
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 4.8%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on 261,332,611 shares of Common Stock issued and outstanding as of February 28, 2024 (which gives effect to the issuance of 32,803,519 shares of Common Stock in connection with the Optional Conversion and 16,260,160 shares of Common Stock repurchased by the Issuer in connection with the Share Repurchase), as reported in the Issuer’s preliminary prospectus supplement filed with the SEC pursuant to Rule 424(b)(7) on February 28, 2024.

1.	Names of Reporting Persons Blackstone Holdings III GP Management L.L.C.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 12,504,371
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,504,371
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,504,371
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 4.8%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 261,332,611 shares of Common Stock issued and outstanding as of February 28, 2024 (which gives effect to the issuance of 32,803,519 shares of Common Stock in connection with the Optional Conversion and 16,260,160 shares of Common Stock repurchased by the Issuer in connection with the Share Repurchase), as reported in the Issuer’s preliminary prospectus supplement filed with the SEC pursuant to Rule 424(b)(7) on February 28, 2024.

1.	Names of Reporting Persons Blackstone Tactical Opportunities Associates III – NQ L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 155,932
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 155,932
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,932
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0.1%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on 261,332,611 shares of Common Stock issued and outstanding as of February 28, 2024 (which gives effect to the issuance of 32,803,519 shares of Common Stock in connection with the Optional Conversion and 16,260,160 shares of Common Stock repurchased by the Issuer in connection with the Share Repurchase), as reported in the Issuer’s preliminary prospectus supplement filed with the SEC pursuant to Rule 424(b)(7) on February 28, 2024.

1.	Names of Reporting Persons BTO DE GP – NQ L.L.C.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 155,932
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 155,932
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,932
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0.1%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 261,332,611 shares of Common Stock issued and outstanding as of February 28, 2024 (which gives effect to the issuance of 32,803,519 shares of Common Stock in connection with the Optional Conversion and 16,260,160 shares of Common Stock repurchased by the Issuer in connection with the Share Repurchase), as reported in the Issuer’s preliminary prospectus supplement filed with the SEC pursuant to Rule 424(b)(7) on February 28, 2024.

1.	Names of Reporting Persons Blackstone Holdings II L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 155,932
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 155,932
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,932
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0.1%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on 261,332,611 shares of Common Stock issued and outstanding as of February 28, 2024 (which gives effect to the issuance of 32,803,519 shares of Common Stock in connection with the Optional Conversion and 16,260,160 shares of Common Stock repurchased by the Issuer in connection with the Share Repurchase), as reported in the Issuer’s preliminary prospectus supplement filed with the SEC pursuant to Rule 424(b)(7) on February 28, 2024.

1.	Names of Reporting Persons Blackstone Holdings I/II GP L.L.C.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 155,932
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 155,932
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,932
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0.1%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 261,332,611 shares of Common Stock issued and outstanding as of February 28, 2024 (which gives effect to the issuance of 32,803,519 shares of Common Stock in connection with the Optional Conversion and 16,260,160 shares of Common Stock repurchased by the Issuer in connection with the Share Repurchase), as reported in the Issuer’s preliminary prospectus supplement filed with the SEC pursuant to Rule 424(b)(7) on February 28, 2024.

1.	Names of Reporting Persons Blackstone Inc.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 12,660,303
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,660,303
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,660,303
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 4.8%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Calculated based on 261,332,611 shares of Common Stock issued and outstanding as of February 28, 2024 (which gives effect to the issuance of 32,803,519 shares of Common Stock in connection with the Optional Conversion and 16,260,160 shares of Common Stock repurchased by the Issuer in connection with the Share Repurchase), as reported in the Issuer’s preliminary prospectus supplement filed with the SEC pursuant to Rule 424(b)(7) on February 28, 2024.

1.	Names of Reporting Persons Blackstone Group Management L.L.C.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 12,660,303
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,660,303
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,660,303
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 4.8%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 261,332,611 shares of Common Stock issued and outstanding as of February 28, 2024 (which gives effect to the issuance of 32,803,519 shares of Common Stock in connection with the Optional Conversion and 16,260,160 shares of Common Stock repurchased by the Issuer in connection with the Share Repurchase), as reported in the Issuer’s preliminary prospectus supplement filed with the SEC pursuant to Rule 424(b)(7) on February 28, 2024.

1.	Names of Reporting Persons Stephen A. Schwarzman
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 12,660,303
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,660,303
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,660,303
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 4.8%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Calculated based on 261,332,611 shares of Common Stock issued and outstanding as of February 28, 2024 (which gives effect to the issuance of 32,803,519 shares of Common Stock in connection with the Optional Conversion and 16,260,160 shares of Common Stock repurchased by the Issuer in connection with the Share Repurchase), as reported in the Issuer’s preliminary prospectus supplement filed with the SEC pursuant to Rule 424(b)(7) on February 28, 2024.

Item 1. Security and Issuer

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of APi Group Corporation, a Delaware corporation (the “Issuer” or the “Company”), and amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 13, 2022, and Amendment No. 1 filed with the SEC on August 16, 2023 (as so amended, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. The address of the principal executive office of the Issuer is 1100 Old Highway Eight NW, New Brighton, MN 55112. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended by incorporating herein by reference the information set forth on the updated Schedule I attached hereto.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following at the end thereof:

Conversion and Repurchase Agreement

On February 28, 2024, the Company entered into a Conversion and Repurchase Agreement (the “Conversion and Repurchase Agreement”) with Juno Lower Holdings, FD Juno Holdings (together, the “Blackstone Parties”), Viking Global Equities Master Ltd., a Cayman Islands exempted company (“VGEM”), and Viking Global Equities II LP, a Delaware limited partnership (“VGE II” and, collectively with VGEM, the “Viking Parties” and the Viking Parties collectively with the Blackstone Parties, the “Series B Holders” and each, a “Series B Holder”). Pursuant to the Conversion and Repurchase Agreement, (i) each of the Series B Holders exercised its respective right to effect an Optional Conversion (as defined in the Certificate of Designation (as defined below)) pursuant to the Certificate of Designation (the “Certificate of Designation”) of the Company’s 5.5% Series B Perpetual Convertible Preferred Stock, par value $0.0001 per share (“Series B Preferred Shares”), with respect to all of such Series B Holder’s Series B Preferred Shares, at the conversion price of $24.60 per share of Common Stock, (ii) the Company issued to the Series B Holders an aggregate of 32,803,519 shares of Common Stock upon conversion (inclusive of 283,196 shares attributable to accrued and unpaid dividends thereon), of which 24,299,619 and 303,022 shares of Common Stock were issued to Juno Lower Holdings and FD Juno Holdings, respectively, and (iii) the Company immediately thereafter repurchased an aggregate of 16,260,160 shares of Common Stock from the Series B Holders, of which 12,044,918 and 150,203 shares of Common Stock were repurchased from Juno Lower Holdings and FD Juno Holdings, respectively, for a price of $36.90 per share and an aggregate purchase price of approximately $600 million (the “Share Repurchase”), with the Blackstone Parties receiving approximately $450 million in value and the Viking Parties receiving approximately $75 million in value. Juno Lower Holdings and FD Juno Holdings received an aggregate of 12,254,701 and 152,819 shares of Common Stock, respectively, in each case, after giving effect to the Optional Conversion and the Share Repurchase. Following the conversion there are no Series B Preferred Shares issued or outstanding. Each Series B Holder also agreed, severally and not jointly, with the Company to a 90-day lock-up on all shares of Common Stock owned by them other than shares repurchased by the Company in the Share Repurchase or to be sold in the Secondary Offering (as defined below) and other customary exceptions.

The Company funded the Share Repurchase through a combination of (i) an incremental term loan facility (the “Incremental Term Loan”) under the Company’s existing Credit Agreement (as defined below) in the aggregate principal amount of $300 million that was issued at par and shall be fungible with the existing 2021 Incremental Term Loans (as defined below) to the Blackstone Parties, in the amount of $225 million, and to the Viking Parties, in the amount of $75 million, (ii) a drawdown under the Company’s existing revolving credit facility and (iii) cash on hand. On February 28, 2024, the Blackstone Parties sold all of the $225 million Incremental Term Loan received in connection with the Share Repurchase to a third party lender.

In connection with the entry into the Conversion and Repurchase Agreement, on February 28, 2024, David S. Blitzer, who was previously nominated by the Blackstone Parties as a member of the Company’s board of directors pursuant to the Blackstone Parties’ nomination right under the securities purchase agreement for the Series B Preferred Shares, resigned as a member of the Company’s board of directors effective immediately.

Incremental Term Loan Financing

On February 28, 2024, the Company and its wholly owned borrower subsidiary, APi Group DE, Inc., (“APi Borrower”) entered into Amendment No. 5 to Credit Agreement (“Amendment No. 5”) by and among APi Borrower, the Company, as a guarantor, the Company subsidiary guarantors named therein, Citibank, N.A., as collateral agent and as administrative agent, the Blackstone Parties and the Viking Parties, as lenders, which amends the Credit Agreement, dated as of October 1, 2019, as amended by Amendment No. 1 to Credit Agreement, dated as of October 22, 2020, Amendment No. 2 to Credit Agreement, dated December 16, 2021, Amendment No. 3 to Credit Agreement, dated May 19, 2023, and Amendment No. 4 to Credit Agreement, dated October 11, 2023, by and among APi Borrower, the Company, the Company’s subsidiary guarantors from time to time party thereto, the lenders and letter of credit issuers from time to time party thereto, and Citibank, N.A. as administrative agent and collateral agent (as amended, supplemented or modified from time to time, the “Credit Agreement”). Pursuant to Amendment No. 5, the 2021 Incremental Term Loans incurred by the APi Borrower under Amendment No. 4 to the Credit Agreement (the “2021 Incremental Term Loans”) were upsized by an aggregate principal amount equal to $300 million as part of the Incremental Term Loan and issued at par and shall be fungible with the existing 2021 Incremental Term Loans, which loan proceeds were directed exclusively to the Blackstone Parties and the Viking Parties as consideration for a portion of the purchase price for the Share Repurchase.

Secondary Offering

Additionally, on February 29, 2024, the Blackstone Parties entered into an Underwriting Agreement (the “Underwriting Agreement”), by and among the Company, the Blackstone Parties, the Viking Parties and UBS Securities LLC and Citigroup Global Markets Inc., as representatives (the “Representatives”) of the several underwriters, pursuant to which Juno Lower Holdings and FD Juno Holdings agreed to sell to the underwriters an aggregate of 7,829,198 and 97,632 shares of Common Stock (and up to 1,174,379 and 14,645 additional shares pursuant to the underwriters’ option, which option was exercised in full on March 1, 2024), respectively, at a price of $33.05125 per share, for an aggregate price of approximately $262 million (or approximately $301 million assuming the exercise in full of the underwriters’ option). Any shares to be sold under the Underwriting Agreement continue to be beneficially owned until closing of such transaction and are included in ownership in this statement accordingly. The Blackstone Parties also agreed to a customary 90-day lock-up with the Representatives with respect to the Company’s securities, subject to customary exceptions.

The foregoing summary of the Conversion and Repurchase Agreement, Amendment No. 5 and the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, which are included as exhibits hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (b) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b) Calculations of the percentage of the shares of Common Stock beneficially owned assumes that there were 261,332,611 shares of Common Stock issued and outstanding as of February 28, 2024 (which gives effect to the issuance of 32,803,519 shares of Common Stock in connection with the Optional Conversion and 16,260,160 shares of Common Stock repurchased by the Issuer in connection with the Share Repurchase), as reported in the Issuer’s preliminary prospectus supplement filed with the SEC pursuant to Rule 424(b)(7) on February 28, 2024.

The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, (x) Juno Lower Holdings directly holds 12,504,371 shares of Common Stock, and (y) FD Juno Holdings directly holds 155,932 shares of Common Stock.

Item 5(c) of the Schedule 13D is hereby amended as follows:

(c) Juno Lower Holdings and FD Juno Holdings received 249,670 and 3,113 shares of Common Stock, respectively, on January 2, 2024, in each case as dividends paid in kind on the Series B Preferred Stock held by such entities on the applicable dividend payment date. Except as otherwise set forth in Item 4 of this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Common Stock in the past 60 days.

Item 5(e) of the Schedule 13D is hereby amended as follows:

(e) As a result of the transactions reported herein, on February 28, 2024, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock. The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented to incorporate by reference the information in Item 4 of this Schedule 13D.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1.	Conversion and Repurchase Agreement, dated February 28, 2024, by and among APi Group Corporation, Juno Lower Holdings L.P., FD Juno Holdings L.P., Viking Global Equities Master Ltd. and Viking Global Equities II LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 28, 2024).

2.	Amendment No. 5, dated February 28, 2024, by and among APi DE, Inc., Api Group Corporation, the subsidiary guarantors from time to time party thereto, Citibank, N.A. as administrative agent and collateral agent, Juno Lower Holdings L.P., FD Juno Holdings L.P., Viking Global Equities Master Ltd. And Viking Global Equities II LP (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on February 28, 2024).

3.	Underwriting Agreement, dated February 29, 2024, by and among APi Group Corporation, Juno Lower Holdings L.P., FD Juno Holdings L.P., Viking Global Equities Master Ltd., Viking Global Equities II LP, UBS Securities LLC and Citigroup Global Markets Inc. (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2024

JUNO LOWER HOLDINGS L.P.

By:	Juno Holdings Manager L.L.C., its general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Manager

JUNO HOLDINGS MANAGER L.L.C.

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Manager

BLACKSTONE JUNO HOLDINGS L.P.

By:	BTO Holdings Manager L.L.C., its general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Manager

BTO HOLDINGS MANAGER L.L.C.

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Manager

BLACKSTONE TACTICAL OPPORTUNITIES ASSOCIATES L.L.C.

By:	BTOA L.L.C., its sole member

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Chief Operating Officer

BTOA L.L.C.

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Chief Operating Officer

BLACKSTONE HOLDINGS III L.P.

By:	Blackstone Holdings III GP L.P., its general partner
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE HOLDINGS III GP L.P.

By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

FD JUNO HOLDINGS L.P.

By:	FD Juno Holdings Manager L.L.C.

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Manager

FD JUNO HOLDINGS MANAGER L.L.C.

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Manager

BLACKSTONE TACTICAL OPPORTUNITIES FUND – FD L.P.

By:	Blackstone Tactical Opportunities Associates III – NQ L.P., its general partner
By:	BTO DE GP – NQ L.L.C., its general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Chief Operating Officer

BLACKSTONE TACTICAL OPPORTUNITIES ASSOCIATES III – NQ L.P.

By:	BTO DE GP – NQ L.L.C., its general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Chief Operating Officer

BTO DE GP – NQ L.L.C.

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Chief Operating Officer

BLACKSTONE HOLDINGS II L.P.

By:	Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE HOLDINGS I/II GP L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE INC.

By:	/s/ Tabea Hsi

Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

STEPHEN A. SCHWARZMAN

/s/ Stephen A. Schwarzman

SCHEDULE I

Executive Officers and Directors of Blackstone Inc.

The name and principal occupation of each director and executive officer of Blackstone Inc. are set forth below. The address for each person listed below is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Right Honourable Brian Mulroney, who is a citizen of Canada.

OFFICERS:

Name	Present Principal Occupation or Employment

Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.

Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.

Michael S. Chae	Chief Financial Officer of Blackstone Inc.

John G. Finley	Chief Legal Officer of Blackstone Inc.

Vikrant Sawhney	Chief Administrative Officer of Blackstone Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment

Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of Blackstone Inc.

Jonathan D. Gray	President, Chief Operating Officer of Blackstone Inc.

Kelly A. Ayotte	Former United States Senator from New Hampshire

Joseph P. Baratta	Global Head of Private Equity at Blackstone Inc.

James W. Breyer	Founder and Chief Executive Officer of Breyer Capital

Reginald J. Brown	Partner for the law firm, Kirkland & Ellis

Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide

The Right Honourable	Senior Partner for the Montreal law firm, Norton Rose Fulbright Canada LLP

Brian Mulroney

William G. Parrett	Retired CEO of Deloitte Touche Tohmatsu and retired Senior Partner of Deloitte (USA)

Ruth Porat	President and Chief Investment Officer; Chief Financial Officer of Alphabet Inc. and Google Inc.